UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Performance Report4Q25 — P-78 First oil in December 2025, in the Búzios Field Performance Report 4Q25 I 2 DISCLAIMER Table of Contents Highlights – 2025 4 Main items 5 Consolidated results 6 One-off events 7 Capex 9 Liquidity and capital resources 13 Debt metrics 15 Results by business segment 16 Exploration and Production 16 Refining, Transportation and Marketing 18 Gas and Low Carbon Energies 20 Reconciliation of Adjusted EBITDA 21 Exhibits 22 Financial statements 22 Financial information by business segment 31 Glossary 40 Performance Report 4Q25 I 3 DISCLAIMER Disclaimer This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The Company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 1Q26 onwards are estimates or targets. Additionally, this presentation contains some financial indicators that are not recognized under BR GAAP or IFRS Accounting Standards. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measures of the company's performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS Accounting Standards. See definitions of Free Cash Flow, Adjusted EBITDA and Net Debt in the Glossary and respective reconciliations in the Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Net Debt sections. Consolidated financial statements has been prepared in accordance with IFRS Accounting Standards and audited by independent auditors. Performance Report 4Q25 I 4 HIGHLIGHTS Highlights – 2025 “2025 results confirm the consistency of our strategy, based on capital discipline, production growth and operational efficiency. Even in a backdrop of a sharp decline in Brent prices, we generated US$ 36 billion in operating cash for the year. We continue to deliver a robust cash flow, supported by quality projects that increase production, with high returns and quick cash generation. This solid combination creates value and ensures lasting benefits for Brazilian society and our shareholders." Fernando Melgarejo, Chief Financial Officer and Investor Relations Officer Main financial highlights • Solid results in 2025: Adjusted EBITDA excluding one-off events of US$ 43.8 billion and Net Income excluding one-off events of US$ 18.1 billion • Maintenance of strong cash generation with Operating Cash Flow of US$ 36.0 billion and Free Cash Flow of US$ 16.5 billion Contribution to society • We paid R$ 277.6 billion in taxes to the federal government, states, and municipalities in 2025 • The Board of Directors approved the submission to the Annual General Meeting of the proposal for shareholder remuneration totaling R$ 8.1 billion, related to the results of 4Q25 • We distributed R$ 45.2 billion in dividends (including interest on equity), of which R$ 17.6 billion for the Control Group • We allocated around R$ 2 billion in socio-environmental investments, sponsorships, and donations Performance Report 4Q25 I 5 HIGHLIGHTS Main items Table 1 – Main items Variation (%) US$ million 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Sales revenues 23,608 23,477 20,815 89,195 91,416 0.6 13.4 (2.4) Gross profit 10,842 11,217 9,983 42,459 45,972 (3.3) 8.6 (7.6) Operating expenses (5,330) (3,241) (7,196) (16,346) (19,096) 64.5 (25.9) (14.4) Consolidated net income (loss) attributable to the shareholders of Petrobras 2,899 6,027 (2,780) 19,634 7,528 (51.9) − 160.8 Consolidated net income (loss) excluding one-off events attributable to the shareholders of Petrobras (*) 4,750 5,235 3,083 18,115 19,370 (9.3) 54.1 (6.5) Net cash provided by operating activities 10,162 9,856 8,204 36,047 37,984 3.1 23.9 (5.1) Free cash flow 3,580 4,967 3,766 16,528 23,318 (27.9) (4.9) (29.1) Adjusted EBITDA 11,107 11,728 7,165 42,523 40,399 (5.3) 55.0 5.3 Adjusted EBITDA excluding one-off events (*) 10,935 11,954 9,879 43,771 45,886 (8.5) 10.7 (4.6) Gross debt (US$ million) 69,793 70,711 60,311 69,793 60,311 (1.3) 15.7 15.7 Net debt (US$ million) 60,593 59,053 52,240 60,593 52,240 2.6 16.0 16.0 Net debt/LTM Adjusted EBITDA ratio 1.42 1.53 1.29 1.42 1.29 (7.2) 10.1 10.1 Average commercial selling rate for U.S. dollar 5.39 5.45 5.84 5.59 5.39 (1.1) (7.7) 3.7 Brent crude (US$/bbl) 63.69 69.07 74.69 69.06 80.76 (7.8) (14.7) (14.5) Price of basic oil products - Domestic Market (US$/bbl) 84.67 84.54 83.30 84.68 89.57 0.1 1.6 (5.5) ROCE (Return on Capital Employed) 6.6% 5.7% 7.2% 6.6% 7.2% 0,9 p.p. -0,6 p.p. -0,6 p.p. (*) See reconciliation of net income and adjusted EBITDA excluding one-off events. Performance Report 4Q25 I 6 CONSOLIDATE RESULTS Consolidated results In 2025, we delivered solid financial results, even in the face of a challenging backdrop, marked by a 14% drop in Brent prices compared to the previous year. This performance was mainly driven by excellent operational results, especially the 11% increase in total oil and gas production. As a result, we achieved an adjusted EBITDA of US$ 43.8 billion and Net Income of US$ 18.1 billion, both excluding one-off events. Adjusted EBITDA, excluding one-off events, decreased by 4.6% compared to 2024, reflecting the impact of the drop in Brent prices. Still, our operational performance offset part of this effect, driven by the increase in production volumes. Highlights include the production start-up and increased capacity of FPSOs Almirante Tamandaré and Marechal Duque de Caxias, the maintenance of peak production of FPSO Sepetiba, the ramp-up of FPSOs Maria Quitéria, Anita Garibaldi, Anna Nery, and Alexandre de Gusmão, as well as higher operational efficiency at Búzios and in the other ultra-deepwater assets. These advances also contributed to the record oil exports, which reached 999 mbpd in 4Q25. Additionally, EBITDA was favored by higher sales of oil products in the domestic market, especially sales of diesel, gasoline, and jet fuel, and by the reduction in operational expenses, which in 2024 had been mainly impacted by the provision for decommissioning costs. Net income, excluding one-off events, decreased by 6.5% compared to 2024. Considering one-off events, net income was US$ 19.6 billion, influenced by the gains with FX variation, reflecting the appreciation of the real against the dollar. In 4Q25, adjusted EBITDA excluding one-off events was US$ 10.9 billion, a reduction of 8.5% compared to the previous quarter. This result reflects the 7.8% decrease in Brent prices during the quarter, lower domestic sales of oil products, mainly diesel, mainly due to the demand seasonality in the diesel. These impacts were partially offset by the higher volume of oil sold. Performance Report 4Q25 I 7 ONE-OFF EVENTS One-off events Table 2 – One-off events Variation (%) US$ million 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Net income (loss) 2,915 6,053 (2,766) 19,720 7,605 (51.8) − 159.3 One-off events (2,802) 1,199 (8,880) 2,305 (17,063) − (68.4) − One-off events that do not affect Adjusted EBITDA (2,974) 1,425 (6,166) 3,553 (11,576) − (51.8) − Impairment (losses) reversals of assets and investments (1,568) 289 (1,579) (1,516) (1,518) − (0.7) (0.1) Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments (1) − − (1) − − − − Results on disposal/write-offs of assets (61) 10 39 20 228 − − (91.2) Results from co-participation agreements in bid areas 125 62 156 237 259 101.6 (19.9) (8.5) Effect of the tax transaction on net finance income (expense) − − (13) − (2,052) − − − Discount and premium on repurchase of debt securities (6) − (14) (6) 10 − (57.1) − Gains/(losses) with foreign exchange variation Real x U.S. dollar (*) (1,463) 1,064 (4,755) 4,819 (8,503) − (69.2) − Other one-off events 172 (226) (2,714) (1,248) (5,487) − − (77.3) Collective bargaining agreement (271) (1) − (486) (8) 27000.0 − 5975.0 Gains (losses) on decommissioning of areas 568 (31) (2,575) 535 (2,584) − − − Losses with legal, administrative and arbitration proceedings (417) (280) (188) (1,023) (996) 48.9 121.8 2.7 Effect of the tax transaction on other taxes − − 14 − (671) − − − Equalization of expenses - Production Individualization Agreements 467 (32) 13 (241) (16) − 3492.3 1406.3 Losses arising from actuarial review of health care plan − − − − (1,291) − − − Gains/(losses) with the transfer of rights on concession agreements − − − − 11 − − − Tax Amnesty Program of Bahia State (136) − − (136) − − − − Others (39) 118 22 103 68 − − 51.5 Net effect of items with one-off events on income taxes 950 (407) 3,017 (782) 5,224 − (68.5) − Net income excluding one-off events 4,767 5,261 3,097 18,201 19,444 (9.4) 53.9 (6.4) Shareholders of Petrobras 4,750 5,235 3,083 18,115 19,370 (9.3) 54.1 (6.5) Non-controlling interests 17 26 14 86 74 (34.6) 21.4 16.2 Adjusted EBITDA 11,107 11,728 7,165 42,523 40,399 (5.3) 55.0 5.3 Other one-off events 172 (226) (2,714) (1,248) (5,487) − − (77.3) Adjusted EBITDA excluding one-off events 10,935 11,954 9,879 43,771 45,886 (8.5) 10.7 (4.6) (*) As of 4Q24, the line "gains/(losses) with foreign exchange variation Real x U.S. dollar" was added to the table above to calculate net income excluding one-off events. For comparative purposes, the periods previously disclosed were updated. Performance Report 4Q25 I 8 ONE-OFF EVENTS In management's view, the one-off events presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of our performance. Such items do not necessarily occur in all periods and shall be disclosed when relevant. Performance Report 4Q25 I 9 CAPEX Capex Table 3 – Total Capex Variation (%) US$ million 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Exploration & Production (*) 5,123 4,670 4,899 17,017 13,912 9.7 4.6 22.3 Production Development 3,728 3,718 3,836 12,956 10,882 0.3 (2.8) 19.1 Exploration 693 470 306 1,968 1,015 47.6 126.6 93.9 Others E&P 702 482 757 2,093 2,015 45.6 (7.3) 3.9 Refining, Transportation and Marketing 765 604 538 2,285 1,799 26.7 42.3 27.0 Gas & Low Carbon Energies 179 106 129 406 426 68.8 38.6 (4.7) Others 221 130 163 585 461 70.0 35.0 26.9 Subtotal 6,288 5,510 5,729 20,294 16,598 14.1 9.8 22.3 Signature bonus 26 − 2 26 23 − 1396.3 12.6 Total 6,313 5,510 5,731 20,319 16,621 14.6 10.2 22.2 (*) See Glossary for investment definitions In 2025, Capex totaled US$ 20.3 billion, an increase of 22.2% compared to 2024. This amount represents a realization 9.7% above the level projected in the 2025–29 Business Plan, remaining within the guidance range disclosed for the year. 2025 Capex levels mainly reflects the progress of well campaigns, as well as the physical and financial progress related to the completion of construction milestones for company-owned FPSOs to be deployed in the Búzios, Atapu, and Sépia fields, in addition to a record number of well tie-ins. Investments in the E&P segment accounted for approximately 84% of total Capex in 2025, contributing to the significant production growth observed during the year. It is also worth highlighting the start-up of the leased FPSOs Almirante Tamandaré (Búzios 7) and Alexandre de Gusmão (Mero 4), as well as the company-owned FPSO P-78 (Búzios 6). These three new production units added 585 thousand barrels of oil per day of nominal production capacity operated by Petrobras. Similarly to owned units, leased FPSOs are recognized as company assets and represent an investment effort aimed at expanding production capacity through the start-up of new units, in addition to requiring significant investments for the development of the subsea systems that enable the operation of these platforms. However, investments related to the construction of these units are not included in Capex. On a cash basis, investments totaled US$ 6.6 billion in 4Q25 and US$ 19.5 billion for the full year. Performance Report 4Q25 I 10 CAPEX The following charts present the reconciliation between total Capex and cash Capex for 4Q25 and full-year 2025. Chart 1 – Reconciliation of total Capex vs. cash Capex – 4Q25 Glossary for definitions of the components above (total Capex vs. cash Capex) Chart 2 – Reconciliation of total Capex vs. cash Capex – 2025 See Glossary for definitions of the components above (total Capex vs. cash Capex) In 4Q25, Capex in the Exploration and Production segment totaled US$ 5.1 billion, focusing mainly on: (i) production development in the Santos Basin pre-salt area (US$ 2.6 billion), driven by the progress in the construction of new FPSOs for Búzios and Atapu fields; (ii) production development in the pre-salt and post-salt of Campos Basin (US$ 1.0 billion), notably the Marlim 1 revitalization project; and (iii) exploratory investments (US$ 0.7 billion). Compared to 3Q25, Capex increased by 9.7%, mainly due to the progress in the construction of FPSO P-78, as well as exploratory investments, particularly in the Equatorial Margin. 19.5 Performance Report 4Q25 I 11 CAPEX In the Refining, Transportation and Marketing segment, Capex totaled US$ 0.76 billion in 4Q25, representing a 26.7% increase compared to 3Q25. Highlights include investments in the Abreu e Lima Refinery and the Boaventura Refining project. In the Gas and Low-Carbon Energies segment, investments amounted to US$ 0.18 billion in 4Q25, an increase of 68.8% compared to 3Q25. This growth was mainly driven by capital expenditures on property, plant and equipment at the Cubatão and Termobahia thermoelectric power plants. Additionally, in 4Q25, we recognized US$ 26 million in signature bonus for ten blocks (in partnership with ExxonMobil) in the Foz do Amazonas Basin and three blocks (in partnership with Petrogal) in the Pelotas Basin. Finally, in December 2025, an amount of US$ 1.3 billion was disbursed relative to the acquisition of the Federal Government’s rights and obligations under the production sharing agreements for the shared reservoirs of Mero and Atapu, increasing Petrobras’ stake in these assets. The recognition of this amount in Capex will occur in 2026, after the signing of the respective contracts. The table below presents the main information on the new oil and gas production systems already contracted, as well as the main projects in the Refining, Transportation and Marketing segment. Table 4 – Main projects Unit Start-up FPSO capacity (bbl/day) Petrobras Actual Investment (US$ bn) Petrobras Total Investment (US$ bn) (1) Petrobras Stake Status Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit) 2024 100,000 1.7 2.3 97,25% (3) Project in execution phase with production system in operation. 7 wells drilled and 7 completed. (2) Mero 3 FPSO Marechal Duque de Caxias (Chartered unit) 2024 180,000 0.6 1.3 38.6% Project in execution phase with production system in operation. 12 wells drilled and 11 completed. Búzios 7 FPSO Almirante Tamandaré (Chartered unit) 2025 225,000 1.8 2.1 88.99% Project in execution phase with production system in operation. 15 wells drilled and completed. Búzios 6 P-78 (Owned unit) 2025 180,000 4.1 5.1 88.99% Project in execution phase with production system in operation. 12 wells drilled completed. Mero 4 FPSO Alexandre de Gusmão (Chartered unit) 2025 180,000 0.6 1.3 38.6% Project in execution phase with production system in operation. 11 wells drilled and 10 completed. Performance Report 4Q25 I 12 CAPEX Búzios 8 P-79 (Owned unit) 2026 180,000 3.0 5.1 88.99% Project in execution phase with production system at Buzios field. 14 wells drilled and 11 completed. Búzios 9 P-80 (Owned unit) 2027 225,000 2.3 6.5 88.99% Project in execution phase with production system under construction. 4 wells drilled and completed. Búzios 10 P-82 (Owned unit) 2027 225,000 2.2 7.2 88.99% Project in execution phase with production system under construction. 2 well drilled and 1 completed. Búzios 11 P-83 (Owned unit) 2027 225,000 2.0 6.4 88.99% Project in execution phase with production system under construction. 3 wells drilled and 1 completed. Raia Manta e Raia Pintada FPSO Raia (Non-operated project) 2028 126,000 1.4 2,9(4) 30% Project in execution phase with production system under construction. Atapu 2 P-84 (Owned unit) 2029 225,000 1.0 6.4 65.7% Project in execution phase with production system under construction. Sépia 2 P-85 (Owned unit) 2030 225,000 0.6 4.7 55.3% Project in execution phase with production system under construction. 1 well drilled and completed. Trem 2 - RNEST 2029 Increase of 130 thousand barrels per day in processing capacity. 0,1 (5) 2,0 (6) 100.0% Project in execution phase. (1) Total investment under the 2026-2030+ Strategic Plan assumptions and Petrobras working interest (WI). Chartered units leases amounts are not included. (2) Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned. (3) Petrobras Stake adjusted due to the approval of the Production Individualization Agreement (AIP) of the Jubarte Pre-Salt by National Agency of Petroleum, Natural Gas, and Biofuels (ANP). The AIP will become effective on August 01, 2025. The total investment of the project in Petrobras' WI is currently under negotiation for equalization between Petrobras and the partners. (4) Total investment considering Petrobras working interest (WI). It is included the FPSO, contracted on a lump sum turnkey modality, which includes engineering, procurement, construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production. (5) Actual Investment starting in 2023 (project reassessment). (6) Total investment under the 2026-2030+, in the prospective view starting in 2023 (project reassessment) through project execution. Additional Information: Criteria for inclusion of projects in the table: E&P Projects – investment project with the production system already contracted until the end of its first year of operation Refining, Transportation and Gas Projects – investment project above USD 1 billion, with the main EPC (Engineering, Procurement, and Construction) scopes already contracted. Performance Report 4Q25 I 13 LIQUIDITY AND CAPITAL RESOURCES Liquidity and capital resources Table 5 - Liquidity and capital resources US$ million 4Q25 3Q25 4Q24 2025 2,024 Adjusted cash and cash equivalents at the beginning of period 11,658 9,501 14,881 8,071 17,902 Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period (2,694) (2,505) (6,187) (4,800) (5,175) Cash and cash equivalents at the beginning of period 8,964 6,996 8,694 3,271 12,727 Net cash provided by operating activities 10,162 9,856 8,204 36,047 37,984 Net cash used in investing activities (6,546) (4,765) (3,271) (15,639) (13,369) Acquisition of PP&E and intangible assets (6,588) (4,887) (4,429) (19,521) (14,644) Acquisition of equity interests 6 (2) (9) 2 (22) Proceeds from disposal of assets - Divestment 59 75 72 613 863 Financial compensation from co-participation agreements − − − 355 397 Divestment (investment) in financial investments (46) (31) 1,070 2,784 (109) Dividends received 23 80 25 128 146 (=) Net cash provided by operating and investing activities 3,616 5,091 4,933 20,408 24,615 Net cash used in financing activities (6,027) (3,218) (9,654) (17,406) (33,088) Changes in non-controlling interest (35) (123) 23 (1) (84) Net financings (1,870) 1,359 (2,122) 158 (6,325) Proceeds from finance debt 5 2,243 576 5,320 2,129 Repayments (1,875) (884) (2,698) (5,162) (8,454) Repayment of lease liability (2,626) (2,415) (2,099) (9,409) (7,895) Dividends paid to shareholders of Petrobras (1,496) (2,030) (5,456) (8,114) (18,327) Share repurchase program − − − − (380) Dividends paid to non-controlling interests − (9) − (40) (77) Effect of exchange rate changes on cash and cash equivalents (82) 95 (702) 198 (983) Cash and cash equivalents at the end of period 6,471 8,964 3,271 6,471 3,271 Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period 2,729 2,694 4,800 2,729 4,800 Adjusted cash and cash equivalents at the end of period 9,200 11,658 8,071 9,200 8,071 Reconciliation of Free Cash Flow Net cash provided by operating activities 10,162 9,856 8,204 36,047 37,984 Acquisition of PP&E and intangible assets (6,588) (4,887) (4,429) (19,521) (14,644) Acquisition of equity interests 6 (2) (9) 2 (22) Free cash flow (*) 3,580 4,967 3,766 16,528 23,318 (*) Free cash flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Performance Report 4Q25 I 14 LIQUIDITY AND CAPITAL RESOURCES As of December 31, 2025, cash and cash equivalents totaled US$ 6.5 billion, while adjusted cash and cash equivalents amounted to US$ 9.2 billion. In 2025, cash generated by operating activities reached US$ 36.0 billion and free cash flow totaled US$ 16.5 billion. This level of cash generation, along with the financing activities carried out throughout the year, was primarily used to: (a) fund investments (US$ 19.5 billion); (b) amortize lease liabilities (US$ 9.4 billion); (c) remunerate shareholders (US$ 8.1 billion); and (d) amortize principal and interest due during the period (US$ 5.2 billion). In 2025, the company paid off various loans and financial debts amounting to US$ 5.2 billion. In the same period, the company raised a total of US$ 5.3 billion, notably through: a) issuances in the international capital markets (global notes) totaling US$ 2.0 billion, with maturities in 2030 and 2036; (b) funding from the domestic banking market in the amount of US$ 1.7 billion; (c) funding from the international banking market totaling US$ 1.1 billion; and (d) a public offering of debentures amounting to US$ 0.5 billion, with maturities in 2035, 2040, and 2045. In 4Q25, cash generated from operating activities totaled US$ 10.2 billion, while free cash flow was US$ 3.6 billion. Operating cash generation, together with the use of part of the adjusted cash and cash equivalents at the beginning of the period, was mainly allocated to: (a) carry out investments (US$ 6.6 billion); (b) amortize lease liabilities (US$ 2.6 billion); (c) amortize principal and interest due during the period (US$ 1.9 billion); and (d) remunerate shareholders (US$ 1.5 billion). In 4Q25, the company settled several loans and financings totaling US$ 1.9 billion, mainly consisting of: (i) the prepayment of US$ 0.6 billion in loans in the domestic and international banking markets; and (ii) the repurchase and redemption of US$ 0.5 billion in bonds in the international capital markets. There were no relevant fundraisings in the period. It is worth noting that, in 4Q25, operating cash flow (OCF) was positively impacted by working capital effects of US$ 1.5 billion, mainly in the suppliers line item. In full-year 2025, the working capital effect on operating cash flow was negative at US$ 0.3 billion. Performance Report 4Q25 I 15 DEBT INDICATORS Debt metrics As of December 31, 2025, gross debt reached US$ 69.8 billion, representing an increase of 15.7% compared to December 31, 2024, mainly due to the start-up of the leased FPSOs Almirante Tamandaré (Búzios 7) and Alexandre de Gusmão (Mero 4), which resulted in the recognition of US$ 3.7 billion (Petrobras’ work interest) in the company’s debt, as well as funds raised throughout the year. The weighted average maturity of outstanding debt shifted from 12.52 years as of 12/31/2024 to 11.7 years as of 12/31/2025, while the average cost changed from 6.8% per year to 6.7% per year over the same period. The gross debt/LTMAdjusted EBITDA ratio was 1.64x as of 12/31/2025, compared to 1.49x as of 12/31/2024. Net debt reached US$ 60.6 billion as of 12/31/2025, an increase of 16.0% compared to 12/31/2024. Table 6 – Debt metrics US$ million 12.31.2025 09.30.2025 Δ % 12.31.2024 Financial Debt 26,441 28,122 (6.0) 23,162 Capital Markets 17,000 17,395 (2.3) 14,490 Banking Market 7,595 8,836 (14.0) 6,519 Development banks 532 560 (5.0) 508 Export Credit Agencies 1,189 1,201 (1.0) 1,508 Others 125 130 (3.8) 137 Finance leases 43,352 42,589 1.8 37,149 Gross debt 69,793 70,711 (1.3) 60,311 Adjusted cash and cash equivalents 9,200 11,658 (21.1) 8,071 Net debt 60,593 59,053 2.6 52,240 Net Debt/(Net Debt + Market Cap) - Leverage 45% 43% 4.7 39% Average interest rate (% p.a.) 6.7 6.7 − 6.8 Weighted average maturity of outstanding debt (years) 11.70 11.36 3.0 12.52 Net debt/LTM Adjusted EBITDA ratio 1.42 1.53 (7.2) 1.29 Gross debt/LTM Adjusted EBITDA ratio 1.64 1.83 (10.4) 1.49 Performance Report 4Q25 I 16 RESULTS BY SEGMENT Results by business segment Exploration and Production Table 7 – E&P results Variation (%) (*) US$ million 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Sales revenues 14,329 15,737 13,388 59,537 60,516 (8.9) 7.0 (1.6) Gross profit 6,883 8,559 7,386 31,515 35,693 (19.6) (6.8) (11.7) Operating expenses (2,164) (757) (4,236) (5,505) (7,639) 185.9 (48.9) (27.9) Operating income (loss) 4,719 7,802 3,150 26,010 28,054 (39.5) 49.8 (7.3) Net income (loss) attributable to the shareholders of Petrobras 3,099 5,168 2,094 17,228 18,593 (40.0) 48.0 (7.3) Adjusted EBITDA of the segment 9,468 10,922 6,404 39,325 38,097 (13.3) 47.8 3.2 EBITDA margin of the segment (%) 66 69 48 66 63 (3.3) 18.2 3.1 ROCE (Return on Capital Employed) (%) 9.4 8.7 11.0 9.4 11.0 0.7 (1.6) (1.6) Average Brent crude (US$/bbl) 63.69 69.07 74.69 69.06 80.76 (7.8) (14.7) (14.5) Production taxes Brazil 2,506 2,787 2,618 10,647 11,378 (10.1) (4.3) (6.4) Royalties 1,705 1,852 1,643 7,036 7,126 (7.9) 3.8 (1.3) Special participation 791 925 966 3,574 4,216 (14.5) (18.1) (15.2) Retention of areas 10 10 9 37 36 − 11.1 2.8 Lifting cost Brazil (US$/boe) 6.39 6.30 6.34 6.35 6.05 1.6 0.8 5.0 Pre-salt 4.22 4.26 4.01 4.19 3.91 (0.9) 5.3 7.1 Deep and ultra-deep post-salt 17.54 16.17 17.52 17.25 16.43 8.4 0.1 4.9 Onshore and shallow waters 16.87 17.24 19.00 17.15 17.22 (2.1) (11.2) (0.4) Lifting cost + Leases 9.09 8.97 9.11 9.08 8.56 1.3 (0.3) 6.1 Pre-salt 6.86 6.91 6.65 6.87 6.32 (0.7) 3.1 8.7 Deep and ultra-deep post-salt 21.03 19.49 21.56 20.78 20.03 7.9 (2.4) 3.7 Onshore and shallow waters 16.87 17.24 19.00 17.15 17.22 (2.1) (11.2) (0.4) Lifting cost + Production taxes 16.69 17.60 19.21 17.85 19.73 (5.2) (13.1) (9.5) Lifting cost + Production taxes + Leases 19.38 20.27 21.97 20.58 22.24 (4.4) (11.8) (7.5) (*) EBITDA margin and ROCE variations in percentage points. In 2025, E&P gross profit was US$31.5 billion, down 11.7% from US$35.7 billion in 2024. This effect was mainly due to lower Brent prices, offset by higher production between periods. In 2025, we outperformed the oil and natural gas production target set in the 2025-2029 Business Plan by more than 2.8 p.p., considering the +-4% range. Operating income for the year was US$ 26.0 billion, 7.3% lower than in 2024, mainly due to lower gross profit, offset by lower decommissioning expenses in 2025. In 4Q25, E&P gross profit was US$ 6.9 billion, 19.6% lower than 3Q25, which was US$ 8.6 billion. This effect was mainly due to lower average Brent prices between periods. Performance Report 4Q25 I 17 RESULTS BY SEGMENT Operating income in 4Q25 was US$4.7 billion, 39.5% lower than in 3Q25. Besides lower revenues, this effect was mainly driven by increased expenses in 4Q25, resulting from impairment losses and higher exploration expenses due to studies and evaluations of new areas, in addition to the write-off of wells. Lifting costs in 2025, excluding government take and leases, were US$ 6.35/boe, 5% higher than 2024 (US$ 6.05/boe). This increase was mainly due to higher expenses associated with gas transportation, integrity services such as maintenance of platforms, subsea inspections, and logistics, in addition to the resumption of production in platforms with higher costs per barrel in the Campos Basin. On the other hand, factors such as the real depreciation against the dollar, the start-up of new FPSOs (Almirante Tamandaré, Maria Quitéria, Duque de Caxias, Alexandre Gusmão, and P-78), the permanent shutdown of old platforms (Cidade de Niterói and Cidade de Santos), the ramp-up of FPSOs (Anna Nery, Anita Garibaldi, and Sepetiba), the start-up of new wells in Campos and Santos Basins and higher operational efficiency in Santos Basin and Búzios contributed to partially offset this increase. Lifting costs in 4Q25, excluding government take and leases were US$ 6.39/boe, 1.6% higher than 3Q25 (US$ 6.30/boe). This increase was due to higher costs per barrel in deepwater fields and the appreciation of the real against the dollar. In the Pre-Salt, lifting costs remained virtually stable compared to 3Q25, with a slight reduction of 0.9%. This result mainly reflects lower expenses on subsea inspections in Tupi and Jubarte fields, besides lower expenses on well interventions in Tupi field. On the other hand, this decrease was partially offset by the appreciation of the real against the dollar. In the post-salt area, lifting costs increased by 8.4% in 4Q25, influenced by lower production between quarters (due to the decline in the potential of mature fields, the higher volume of losses from maintenance shutdowns, and lower efficiency in Campos Basin), associated with higher expenses on well interventions in Roncador and Marlim Sul, and the appreciation of the real against the dollar. In onshore and shallow water assets, lifting costs were 2.1% lower. This result was achieved mainly due to lower maintenance and intervention expenses in onshore wells in Bahia fields. Performance Report 4Q25 I 18 RESULTS BY SEGMENT Refining, Transportation and Marketing Table 8 - RTM results Variation (%) (1) US$ million 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Sales revenues 22,298 22,083 19,291 84,165 85,281 1.0 15.6 (1.3) Gross profit 2,407 1,613 1,498 6,440 6,445 49.2 60.7 (0.1) Operating expenses (1,211) (757) (939) (3,573) (3,257) 60.0 29.0 9.7 Operating Income (loss) 1,196 856 559 2,867 3,188 39.7 114.0 (10.1) Net income (loss) attributable to the shareholders of Petrobras 576 583 15 1,743 1,324 (1.2) 3740.0 31.6 Adjusted EBITDA of the segment 1,843 1,269 1,500 5,261 5,932 45.2 22.9 (11.3) EBITDA margin of the segment (%) 8 6 8 6 7 3 − (1) ROCE (Return on Capital Employed) (%) 1.6 1.0 2.5 1.6 2.5 0.6 (0.9) (0.9) Refining cost (US$ / barrel) - Brazil 3.35 2.97 2.48 2.97 2.65 12.8 35.1 12.1 Price of basic oil products - Domestic Market (US$/bbl) 84.67 84.54 83.30 84.68 89.57 0.1 1.6 (5.5) (1) Changes in EBITDA and ROCE margins in percentage points. Gross profit in 2025 was in line with 2024. Considering the inventory turnover of +US$ 0.74 billion in 2025 and -US$ 1.56 billion in 2024, gross profit would have been US$ 7.2 billion in 2025 and US$ 4.9 billion in 2024. We had higher sales volumes, mainly from oil exports (an annual record), which offset the decrease in price levels due to a lower Brent price during the year. Operating income was lower than in 2024 due to higher operating expenses, particularly those related to the tax regularization program of the state of Bahia and to maintenance shutdowns. The refining cost per barrel in 2025 was 12.1% higher compared to 2024, mainly due to higher expenditures on refinery maintenance and conservation. Additionally, the lower refinery throughput (-2.4% compared to the previous year) also contributed to the higher unit cost. Finally, the depreciation of the real (average 2025 vs. average 2024) resulted in a slight reduction in the amount converted to dollars, partially offsetting the increase in costs. RTM gross profit in 4Q25 was US$ 794 million higher than in 3Q25. Considering the inventory turnover of US$ 455 million in 4Q25 and US$ 277 million in 3Q25, gross profit would have been US$ 2.8 billion and US$ 1.9 billion, respectively. The quarter was marked by increased oil exports, which reached a new quarterly record, partially offset by lower sales volumes in the domestic market due to diesel demand seasonality, despite higher sales volumes of gasoline and jet fuel. Operating income in 4Q25 was higher than in 3Q25, following the increase in gross profit, but was partially offset by higher selling expenses, explained by higher sales volume, and due to the reversal of impairment of the Boaventura Energy Complex that occurred in 3Q25. Performance Report 4Q25 I 19 RESULTS BY SEGMENT The refining cost per barrel in 4Q25 was 12.8% higher compared to 3Q25, due to higher expenditures on materials and services related to maintenance and conservation (+6.8%), and to the reduction in refinery throughput in the period (-5.1%), mainly as a result of the scheduled shutdown of REVAP during the period. Performance Report 4Q25 I 20 RESULTS BY SEGMENT Gas and Low Carbon Energies Table 9 – G&LCE results Variation (%) (1) US$ million 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Sales revenues 2,389 2,270 2,557 8,695 9,518 5.2 (6.6) (8.6) Gross profit 1,174 919 1,170 3,860 4,487 27.7 0.3 (14.0) Operating expenses (904) (868) (940) (3,465) (3,497) 4.1 (3.8) (0.9) Operating income (loss) 270 51 230 395 990 429.4 17.4 (60.1) Net income (loss) attributable to the shareholders of Petrobras 185 23 152 268 682 704.3 21.7 (60.7) Adjusted EBITDA of the segment 425 203 368 951 1,529 109.4 15.5 (37.8) EBITDA margin of the segment (%) (1) 18 9 14 11 16 9 3 (5) ROCE (Return on Capital Employed) (%) (1) 0.9 0.4 4.2 0.9 4.2 0.5 (3.3) (3.3) Natural gas sales price - Brazil (US$/bbl) 52.39 54.17 57.79 55.34 62.25 (3.3) (9.3) (11.1) Natural gas sales price - Brazil (US$/MMBtu) 8.83 9.13 9.74 9.33 10.50 (3.3) (9.3) (11.1) Fixed revenues from power auctions (2)(3) 72.35 57.89 53.60 189.09 235.75 25.0 35.0 (19.8) Average electricity sales price (US$/MWh) (2)(3) 42.04 42.49 65.97 40.36 63.98 (1.1) (36.3) (36.9) (1) EBITDA margin and ROCE variations in percentage points. (2) The fixed revenue from auctions takes into account the remuneration for thermal availability and inflexible electricity committed in auctions. (3) For the current period, the figures for the Energy segment are subject to possible changes once the final report from the Chamber of Electric Energy Commercialization - CCEE is issued. For fixed revenues from power auctions, consider the consolidated value for 2024 in this disclosure. YoY, gross profit decreased by 14.0%, mainly explained by: (i) lower natural gas sales prices, driven by the drop in benchmark prices (Brent) and initiatives to preserve Petrobras’ competitiveness; (ii) lower natural gas sales volumes, due to market contraction and increased participation of other players; and (iii) termination of energy contracts in the regulated market, partially offset by the earlier start of supply under the 2021 Capacity Reserve Auction contract. Operating income decreased by 60.1% compared to the previous year, impacted by lower gross profit, while operating expenses remained stable. In 4Q25, gross profit increased by 27.7% compared to 3Q25, mainly due to the recognition of revenues from annual contractual commitments in December and the earlier start of supply under the Capacity Reserve Auction contract, held in 2021, beginning in August 2025. Operating income in 4Q25 was higher than in 3Q25, with an increase of US$ 219 million due to higher gross profit. Performance Report 4Q25 I 21 RECONCILIATION OF ADJUSTED EBITDA Reconciliation of Adjusted EBITDA EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution No. 156, of June 2022. In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets. Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity. EBITDA and adjusted EBITDA are not provided for in IFRS Accounting Standards and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS Accounting Standards. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition. Table 10 - Reconciliation of Adjusted EBITDA Variation (%) (*) US$ million 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Net income (loss) 2,915 6,053 (2,766) 19,720 7,605 (51.8) − 159.3 Net finance (income) expense 2,300 (271) 6,018 (734) 15,107 − (61.8) − Income taxes 80 2,230 (788) 7,075 3,537 (96.4) − 100.0 Depreciation, depletion and amortization 4,092 4,111 2,996 15,147 12,479 (0.5) 36.6 21.4 EBITDA 9,387 12,123 5,460 41,208 38,728 (22.6) 71.9 6.4 Results of equity-accounted investments 217 (36) 323 52 627 − (32.8) (91.7) Impairment of assets (reversals), net 1,566 (287) 1,577 1,519 1,531 − (0.7) (0.8) Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments 1 − − 1 − − − − Results on disposal/write-offs of assets 61 (10) (39) (20) (228) − − (91.2) Results from co-participation agreements in bid areas (125) (62) (156) (237) (259) 101.6 (19.9) (8.5) Adjusted EBITDA 11,107 11,728 7,165 42,523 40,399 (5.3) 55.0 5.3 Adjusted EBITDA margin (%) 47 50 34 48 44 (3.0) 13.0 4.0 (*) EBITDA Margin variations in percentage points. Performance Report 4Q25 I 22 FINANCIAL STATEMENTS Exhibits Financial statements Table 11 - Income statement - Consolidated US$ million 4Q25 3Q25 4Q24 2025 2024 Sales revenues 23,608 23,477 20,815 89,195 91,416 Cost of sales (12,766) (12,260) (10,832) (46,736) (45,444) Gross profit 10,842 11,217 9,983 42,459 45,972 Selling expenses (1,462) (1,360) (1,080) (5,198) (4,874) General and administrative expenses (529) (501) (440) (1,938) (1,845) Exploration costs (471) (248) (198) (1,217) (913) Research and development expenses (236) (233) (218) (864) (789) Other taxes (369) (149) (108) (768) (1,251) Impairment (losses) reversals, net (1,566) 287 (1,577) (1,519) (1,531) Other income and expenses, net (697) (1,037) (3,575) (4,842) (7,893) (5,330) (3,241) (7,196) (16,346) (19,096) Operating income (loss) 5,512 7,976 2,787 26,113 26,876 Finance income 434 414 434 1,490 1,954 Finance expenses (1,147) (1,119) (1,072) (4,314) (5,957) Foreign exchange gains (losses) and inflation indexation charges (1,587) 976 (5,380) 3,558 (11,104) Net finance income (expense) (2,300) 271 (6,018) 734 (15,107) Results of equity-accounted investments (217) 36 (323) (52) (627) Net income (loss) before income taxes 2,995 8,283 (3,554) 26,795 11,142 Income taxes (80) (2,230) 788 (7,075) (3,537) Net Income (loss) 2,915 6,053 (2,766) 19,720 7,605 Net income (loss) attributable to: Shareholders of Petrobras 2,899 6,027 (2,780) 19,634 7,528 Non-controlling interests 16 26 14 86 77 Performance Report 4Q25 I 23 FINANCIAL STATEMENTS Table 12 - Statement of financial position – Consolidated ASSETS - US$ million 12.31.2025 12.31.2024 Current assets 25,448 21,836 Cash and cash equivalents 6,471 3,271 Financial investments 2,726 4,263 Trade and other receivables, net 4,627 3,566 Inventories 8,210 6,710 Income taxes 658 411 Other taxes recoverable 1,368 1,555 Prepayments 468 361 Assets classified as held for sale 25 510 Other current assets 895 1,189 Non-current assets 196,889 159,809 Long-term receivables 25,776 20,610 Trade and other receivables, net 851 1,256 Financial investments 3 582 Judicial deposits 14,814 11,748 Income taxes 365 319 Deferred income taxes 1,015 922 Other taxes recoverable 4,177 3,282 Prepayments 4,238 2,255 Other non-current assets 313 246 Investments 550 659 Property, plant and equipment 168,040 136,285 Intangible assets 2,523 2,255 Total assets 222,337 181,645 LIABILITIES - US$ million 12.31.2025 12.31.2024 Current liabilities 36,051 31,460 Trade payables 7,442 6,082 Finance debt 2,186 2,566 Lease liability 10,037 8,542 Income taxes 1,292 1,400 Production taxes and other taxes payable 3,810 3,284 Dividends payable 2,095 2,657 Provision for decommissioning costs 2,950 1,696 Employee benefits 3,805 2,315 Liabilities related to assets classified as held for sale 103 713 Other current liabilities 2,331 2,205 Non-current liabilities 110,395 90,835 Performance Report 4Q25 I 24 FINANCIAL STATEMENTS Finance debt 24,255 20,596 Lease liability 33,315 28,607 Income taxes 576 530 Deferred income taxes 6,354 1,470 Employee benefits 15,367 10,672 Provision for legal proceedings 3,250 2,833 Provision for decommissioning costs 25,563 24,507 Other non-current liabilities 1,715 1,620 Shareholders' equity 75,891 59,350 Attributable to the shareholders of Petrobras 75,565 59,106 Share capital (net of share issuance costs) 107,101 107,101 Capital reserve and capital transactions 1,145 29 Profit reserves 72,600 61,446 Accumulated other comprehensive deficit (105,281) (109,470) Attributable to non-controlling interests 326 244 Total liabilities and shareholders' equity 222,337 181,645 Performance Report 4Q25 I 25 FINANCIAL STATEMENTS Table 13 - Statement of cash flow – Consolidated US$ million 4Q25 3Q25 4Q24 2025 2024 Cash flows from operating activities Net income (loss) for the period 2,915 6,053 (2,766) 19,720 7,605 Adjustments for: Pension and medical benefits 452 448 390 1,747 2,934 Results of equity-accounted investments 217 (36) 323 52 627 Depreciation, depletion and amortization 4,092 4,111 2,996 15,147 12,479 Impairment of assets (reversals), net 1,566 (287) 1,577 1,519 1,531 Inventory write down (write-back) to net realizable value − (3) − 4 (42) Allowance for credit loss on trade and other receivables, net 41 2 206 80 260 Exploratory expenditure write-offs 201 17 68 427 482 Gain on disposal/write-offs of assets 62 (10) (39) (19) (228) Foreign exchange, indexation and finance charges 2,183 (417) 6,264 (1,441) 15,407 Income taxes 80 2,230 (788) 7,075 3,537 Revision and unwinding of discount on the provision for decommissioning costs (233) 366 2,803 782 3,584 Results from co-participation agreements in bid areas (125) (62) (156) (237) (259) Early termination and cash outflows revision of lease agreements (168) (147) (115) (616) (349) Losses with legal, administrative and arbitration proceedings, net 417 280 188 1,023 996 Equalization of expenses - Production Individualization Agreements (467) 32 (13) 241 16 Decrease (Increase) in assets Trade and other receivables 3 (596) 200 (471) 1,822 Inventories 303 (307) 59 (857) (295) Judicial deposits 26 (112) (185) (522) 229 Other assets 199 (135) (56) 249 (165) Increase (Decrease) in liabilities Trade payables 1,208 (58) 365 1,068 970 Other taxes payable (471) (324) (667) (1,196) (2,988) Pension and medical benefits (282) (258) (243) (1,062) (1,001) Provisions for legal proceedings (104) (130) (171) (791) (467) Other employee benefits 493 441 (209) 1,050 (80) Provision for decommissioning costs (367) (280) (232) (1,072) (977) Other liabilities (741) (80) (130) (852) (737) Income taxes paid (1,338) (882) (1,465) (5,001) (6,907) Net cash provided by operating activities 10,162 9,856 8,204 36,047 37,984 Cash flows from investing activities Acquisition of PP&E and intangible assets (6,588) (4,887) (4,429) (19,521) (14,644) Acquisition of equity interests 6 (2) (9) 2 (22) Proceeds from disposal of assets - Divestment 59 75 72 613 863 Performance Report 4Q25 I 26 FINANCIAL STATEMENTS Financial compensation from co-participation agreements − − − 355 397 Divestment (investment) in financial investments (46) (31) 1,070 2,784 (109) Dividends received 23 80 25 128 146 Net cash used in investing activities (6,546) (4,765) (3,271) (15,639) (13,369) Cash flows from financing activities Changes in non-controlling interest (35) (123) 23 (1) (84) Financing and loans, net: Proceeds from finance debt 5 2,243 576 5,320 2,129 Repayment of principal - finance debt (1,430) (349) (2,309) (3,326) (6,536) Repayment of interest - finance debt (445) (535) (389) (1,836) (1,918) Repayment of lease liability (2,626) (2,415) (2,099) (9,409) (7,895) Dividends paid to Shareholders of Petrobras (1,496) (2,030) (5,456) (8,114) (18,327) Share repurchase program − − − − (380) Dividends paid to non-controlling interests − (9) − (40) (77) Net cash used in financing activities (6,027) (3,218) (9,654) (17,406) (33,088) Effect of exchange rate changes on cash and cash equivalents (82) 95 (702) 198 (983) Net change in cash and cash equivalents (2,493) 1,968 (5,423) 3,200 (9,456) Cash and cash equivalents at the beginning of the period 8,964 6,996 8,694 3,271 12,727 Cash and cash equivalents at the end of the period 6,471 8,964 3,271 6,471 3,271 Performance Report 4Q25 I 27 FINANCIAL STATEMENTS Table 14 – Net revenues by products Variation (%) US$ million 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Diesel 7,000 7,117 6,436 26,870 27,522 (1.6) 8.8 (2.4) Gasoline 3,204 3,084 3,274 12,325 12,692 3.9 (2.1) (2.9) Liquefied petroleum gas (LPG) 835 941 766 3,393 3,166 (11.3) 9.0 7.2 Jet fuel 1,178 1,112 1,041 4,422 4,518 5.9 13.2 (2.1) Naphtha 305 440 479 1,580 1,869 (30.7) (36.3) (15.5) Fuel oil (including bunker fuel) 158 136 190 591 976 16.2 (16.8) (39.4) Other oil products 793 938 969 3,632 4,273 (15.5) (18.2) (15.0) Subtotal oil products 13,473 13,768 13,155 52,813 55,016 (2.1) 2.4 (4.0) Natural gas 973 1,019 1,097 3,850 4,707 (4.5) (11.3) (18.2) Crude oil 859 1,040 913 4,377 4,334 (17.4) (5.9) 1.0 Renewables and nitrogen products 90 77 76 261 223 16.9 18.4 17.0 Breakage 47 35 77 184 439 34.3 (39.0) (58.1) Electricity 216 238 235 741 744 (9.2) (8.1) (0.4) Services, agency and others 175 189 171 712 812 (7.4) 2.3 (12.3) Total domestic market 15,833 16,366 15,724 62,938 66,275 (3.3) 0.7 (5.0) Exports 7,620 6,903 4,893 25,572 24,251 10.4 55.7 5.4 Crude oil 6,169 5,408 3,589 19,839 18,290 14.1 71.9 8.5 Fuel oil (including bunker fuel) 1,087 1,193 1,049 4,557 4,775 (8.9) 3.6 (4.6) Other oil products and other products 364 302 255 1,176 1,186 20.5 42.7 (0.8) Sales abroad (*) 155 208 198 685 890 (25.5) (21.7) (23.0) Total foreign market 7,775 7,111 5,091 26,257 25,141 9.3 52.7 4.4 Total 23,608 23,477 20,815 89,195 91,416 0.6 13.4 (2.4) (*) Sales revenues from operations outside of Brazil, including trading and excluding exports. Performance Report 4Q25 I 28 FINANCIAL STATEMENTS Table 15 – Cost of Sales by Nature (*) Variation (%) US$ million 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Raw material, products for resale, materials and third-party services* (6,166) (5,895) (5,438) (22,411) (22,368) 4.6 13.4 0.2 Acquisitions (including imports) (4,200) (4,001) (3,973) (15,332) (16,278) 5.0 5.7 (5.8) Crude oil (1,792) (2,043) (2,323) (7,717) (9,458) (12.3) (22.9) (18.4) Oil products (2,179) (1,714) (1,099) (6,668) (5,080) 27.1 98.3 31.3 Natural gas (229) (244) (551) (947) (1,740) (6.1) (58.4) (45.6) Third-party services and others (1,966) (1,894) (1,465) (7,079) (6,090) 3.8 34.2 16.2 Depreciation, depletion and amortization (3,372) (3,297) (2,343) (12,186) (9,777) 2.3 43.9 24.6 Production taxes (2,509) (2,788) (2,620) (10,655) (11,392) (10.0) (4.2) (6.5) Employee compensation (483) (470) (411) (1,783) (1,888) 2.8 17.5 (5.6) Inventory turnover (236) 190 (20) 299 (19) − 1080.0 − Total (12,766) (12,260) (10,832) (46,736) (45,444) 4.1 17.9 2.8 (*) It Includes short-term leases. Performance Report 4Q25 I 29 FINANCIAL STATEMENTS Table 16 – Operating expenses Variation (%) US$ million 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Selling, General and Administrative Expenses (1,991) (1,861) (1,520) (7,136) (6,719) 7.0 31.0 6.2 Selling expenses (1,462) (1,360) (1,080) (5,198) (4,874) 7.5 35.4 6.6 Materials, third-party services, freight, rent and other related costs (1,243) (1,103) (889) (4,312) (4,080) 12.7 39.8 5.7 Depreciation, depletion and amortization (203) (207) (172) (750) (670) (1.9) 18.0 11.9 Reversal (allowance) for expected credit losses 20 (17) 10 (7) 2 − 100.0 − Employee compensation (36) (33) (29) (129) (126) 9.1 24.1 2.4 General and administrative expenses (529) (501) (440) (1,938) (1,845) 5.6 20.2 5.0 Employee compensation (311) (296) (269) (1,138) (1,204) 5.1 15.6 (5.5) Materials, third-party services, rent and other related costs (166) (155) (133) (613) (495) 7.1 24.8 23.8 Depreciation, depletion and amortization (52) (50) (38) (187) (146) 4.0 36.8 28.1 Exploration costs (471) (248) (198) (1,217) (913) 89.9 137.9 33.3 Research and development expenses (236) (233) (218) (864) (789) 1.3 8.3 9.5 Other taxes (369) (149) (108) (768) (1,251) 147.7 241.7 (38.6) Impairment (losses) reversals, net (1,566) 287 (1,577) (1,519) (1,531) − (0.7) (0.8) Other income and expenses, net (697) (1,037) (3,575) (4,842) (7,893) (32.8) (80.5) (38.7) Total (5,330) (3,241) (7,196) (16,346) (19,096) 64.5 (25.9) (14.4) Performance Report 4Q25 I 30 FINANCIAL STATEMENTS Table 17 – Financial results Variation (%) US$ million 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Finance income 434 414 434 1,490 1,954 4.8 − (23.7) Income from financial investments and Government Bonds 324 316 332 1,088 1,507 2.5 (2.4) (27.8) Other finance income 110 98 102 402 447 12.2 7.8 (10.1) Finance expenses (1,147) (1,119) (1,072) (4,314) (5,957) 2.5 7.0 (27.6) Interest on finance debt (607) (592) (518) (2,182) (2,146) 2.5 17.2 1.7 Unwinding of discount on lease liability (698) (678) (617) (2,651) (2,265) 2.9 13.1 17.0 Capitalized borrowing costs 610 530 413 2,056 1,570 15.1 47.7 31.0 Unwinding of discount on the provision for decommissioning costs (335) (336) (228) (1,319) (1,000) (0.3) 46.9 31.9 Tax settlement programs - federal taxes − − 19 − (1,785) − − − Other finance expenses (117) (43) (141) (218) (331) 172.1 (17.0) (34.1) Foreign exchange gains (losses) and inflation indexation charges (1,587) 976 (5,380) 3,558 (11,104) − (70.5) − Foreign exchange gains (losses) (1,477) 1,068 (4,625) 4,659 (8,459) − (68.1) − Real x U.S. dollar (1,463) 1,064 (4,755) 4,819 (8,503) − (69.2) − Other currencies (14) 4 130 (160) 44 − − − Reclassification of hedge accounting to the Statement of Income (482) (439) (874) (2,141) (2,992) 9.8 (44.9) (28.4) Tax settlement programs - federal taxes − − (32) − (267) − − − Indexation to the Selic interest rate of anticipated dividends and dividends payable 94 22 88 (35) (282) 327.3 6.8 (87.6) Recoverable taxes inflation indexation income 16 40 15 215 92 (60.0) 6.7 133.7 Other foreign exchange gains and indexation charges, net 262 285 48 860 804 (8.1) 445.8 7.0 Total (2,300) 271 (6,018) 734 (15,107) − (61.8) − Performance Report 4Q25 I 31 FINANCIAL STATEMENS BY SEGMENT Financial information by business segment Table 18 - Consolidated income by business segment – 2025 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Sales revenues 59,537 84,165 8,695 338 (63,540) 89,195 Intersegments 59,305 1,079 3,151 5 (63,540) − Third parties 232 83,086 5,544 333 − 89,195 Cost of sales (28,022) (77,725) (4,835) (303) 64,149 (46,736) Gross profit 31,515 6,440 3,860 35 609 42,459 Expenses (5,505) (3,573) (3,465) (3,803) − (16,346) Selling expenses − (2,272) (2,906) (20) − (5,198) General and administrative expenses (59) (400) (130) (1,349) − (1,938) Exploration costs (1,217) − − − − (1,217) Research and development expenses (669) (13) (11) (171) − (864) Other taxes (104) (182) (7) (475) − (768) Impairment (losses) reversals, net (1,847) 315 (1) 14 − (1,519) Other income and expenses, net (1,609) (1,021) (410) (1,802) − (4,842) Operating income (loss) 26,010 2,867 395 (3,768) 609 26,113 Net finance income − − − 734 − 734 Results of equity-accounted investments 58 (146) 41 (5) − (52) Net income (loss) before income taxes 26,068 2,721 436 (3,039) 609 26,795 Income taxes (8,843) (978) (133) 3,084 (205) (7,075) Net income (loss) 17,225 1,743 303 45 404 19,720 Net income (loss) attributable to: Shareholders of Petrobras 17,228 1,743 268 (9) 404 19,634 Non-controlling interests (3) − 35 54 − 86 Performance Report 4Q25 I 32 FINANCIAL STATEMENS BY SEGMENT Table 19 - Consolidated income by business segment – 2024 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Sales revenues 60,516 85,281 9,518 319 (64,218) 91,416 Intersegments 60,208 1,035 2,969 6 (64,218) − Third parties 308 84,246 6,549 313 − 91,416 Cost of sales (24,823) (78,836) (5,031) (294) 63,540 (45,444) Gross profit 35,693 6,445 4,487 25 (678) 45,972 Expenses (7,639) (3,257) (3,497) (4,703) − (19,096) Selling expenses (1) (1,928) (2,936) (9) − (4,874) General and administrative expenses (64) (356) (115) (1,310) − (1,845) Exploration costs (913) − − − − (913) Research and development expenses (629) (6) (4) (150) − (789) Other taxes (692) (47) (18) (494) − (1,251) Impairment (losses) reversals, net (1,244) (300) − 13 − (1,531) Other income and expenses, net (4,096) (620) (424) (2,753) − (7,893) Operating income (loss) 28,054 3,188 990 (4,678) (678) 26,876 Net finance expense − − − (15,107) − (15,107) Results of equity-accounted investments 76 (780) 80 (3) − (627) Net income (loss) before income taxes 28,130 2,408 1,070 (19,788) (678) 11,142 Income taxes (9,540) (1,084) (335) 7,190 232 (3,537) Net income (loss) 18,590 1,324 735 (12,598) (446) 7,605 Net income (loss) attributable to: Shareholders of Petrobras 18,593 1,324 682 (12,625) (446) 7,528 Non-controlling interests (3) − 53 27 − 77 Performance Report 4Q25 I 33 FINANCIAL STATEMENS BY SEGMENT Table 20 - Quarterly consolidated income by business segment – 4Q25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Sales revenues 14,329 22,298 2,389 94 (15,502) 23,608 Intersegments 14,274 277 950 1 (15,502) − Third parties 55 22,021 1,439 93 − 23,608 Cost of sales (7,446) (19,891) (1,215) (86) 15,872 (12,766) Gross profit 6,883 2,407 1,174 8 370 10,842 Expenses (2,164) (1,211) (904) (1,051) − (5,330) Selling expenses − (721) (756) 15 − (1,462) General and administrative expenses (14) (112) (38) (365) − (529) Exploration costs (471) − − − − (471) Research and development expenses (179) (6) (3) (48) − (236) Other taxes (84) (144) 4 (145) − (369) Impairment (losses) reversals, net (1,654) 74 − 14 − (1,566) Other income and expenses, net 238 (302) (111) (522) − (697) Operating income (loss) 4,719 1,196 270 (1,043) 370 5,512 Net finance expense − − − (2,300) − (2,300) Results of equity-accounted investments (16) (213) 12 − − (217) Net income (loss) before income taxes 4,703 983 282 (3,343) 370 2,995 Income taxes (1,605) (407) (91) 2,148 (125) (80) Net income (loss) 3,098 576 191 (1,195) 245 2,915 Net income (loss) attributable to: Shareholders of Petrobras 3,099 576 185 (1,206) 245 2,899 Non-controlling interests (1) − 6 11 − 16 Performance Report 4Q25 I 34 FINANCIAL STATEMENS BY SEGMENT Table 21 - Quarterly consolidated income by business segment – 3Q25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Sales revenues 15,737 22,083 2,270 87 (16,700) 23,477 Intersegments 15,676 256 767 1 (16,700) − Third parties 61 21,827 1,503 86 − 23,477 Cost of sales (7,178) (20,470) (1,351) (79) 16,818 (12,260) Gross profit 8,559 1,613 919 8 118 11,217 Expenses (757) (757) (868) (859) − (3,241) Selling expenses − (596) (744) (20) − (1,360) General and administrative expenses (15) (105) (34) (347) − (501) Exploration costs (248) − − − − (248) Research and development expenses (181) (3) (4) (45) − (233) Other taxes (9) (11) (3) (126) − (149) Impairment (losses) reversals, net − 287 − − − 287 Other income and expenses, net (304) (329) (83) (321) − (1,037) Operating income (loss) 7,802 856 51 (851) 118 7,976 Net finance income − − − 271 − 271 Results of equity-accounted investments 18 19 − (1) − 36 Net income (loss) before income taxes 7,820 875 51 (581) 118 8,283 Income taxes (2,653) (292) (17) 771 (39) (2,230) Net income (loss) 5,167 583 34 190 79 6,053 Net income (loss) attributable to: Shareholders of Petrobras 5,168 583 23 174 79 6,027 Non-controlling interests (1) − 11 16 − 26 Performance Report 4Q25 I 35 FINANCIAL STATEMENS BY SEGMENT Table 22 - Other income and expenses by segment – 2025 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Stoppages for asset maintenance and pre-operating expenses (2,268) (284) (86) (20) − (2,658) Variable compensation programs (*) (624) (310) (71) (355) − (1,360) Pension and medical benefits - retirees − − − (1,317) − (1,317) Losses with legal, administrative and arbitration proceedings (684) (319) (13) (7) − (1,023) Collective bargaining agreement (220) (114) (21) (131) − (486) Results on disposal/write-offs of assets 10 (8) 7 11 − 20 Results from co-participation agreements in bid areas 237 − − − − 237 Results of non-core activities 452 (8) 1 12 − 457 Gains on decommissioning of areas 535 − − − − 535 Early termination and changes to cash flow estimates of leases 565 39 6 6 − 616 Others 388 (17) (233) (1) − 137 Total (1,609) (1,021) (410) (1,802) − (4,842) (*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD). Table 23 - Other income and expenses by segment – 2024 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Stoppages for asset maintenance and pre-operating expenses (2,419) (80) (98) (20) − (2,617) Variable compensation programs (*) (407) (227) (47) (251) − (932) Pension and medical benefits - retirees − − − (2,196) − (2,196) Losses with legal, administrative and arbitration proceedings (386) (411) (30) (169) − (996) Collective bargaining agreement (1) (6) − (1) − (8) Results on disposal/write-offs of assets 234 51 18 (75) − 228 Results from co-participation agreements in bid areas 259 − − − − 259 Results of non-core activities 269 (32) 7 17 − 261 Losses on decommissioning of areas (2,584) − − − − (2,584) Early termination and changes to cash flow estimates of leases 327 9 − 13 − 349 Others 612 76 (274) (71) − 343 Total (4,096) (620) (424) (2,753) − (7,893) (*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD). Performance Report 4Q25 I 36 FINANCIAL STATEMENS BY SEGMENT Table 24 - Other income and expenses by segment – 4Q25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Stoppages for asset maintenance and pre-operating expenses (507) (140) (20) (6) − (673) Gains (losses) with legal, administrative and arbitration proceedings (509) (24) (5) 121 − (417) Variable compensation programs (*) (164) (84) (20) (93) − (361) Pension and medical benefits - retirees − − − (340) − (340) Collective bargaining agreement (123) (70) (10) (68) − (271) Results on disposal/write-offs of assets (50) (1) (3) (7) − (61) Results of non-core activities 114 − − 2 − 116 Results from co-participation agreements in bid areas 125 − − − − 125 Early termination and changes to cash flow estimates of leases 149 19 2 (2) − 168 Losses on decommissioning of areas 568 − − − − 568 Others 635 (2) (55) (129) − 449 Total 238 (302) (111) (522) − (697) (*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD). Table 25 - Other income and expenses by segment – 3Q25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Stoppages for asset maintenance and pre-operating expenses (649) (17) (18) (6) − (690) Gains (losses) with legal, administrative and arbitration proceedings (69) (228) 22 (5) − (280) Variable compensation programs (*) (189) (88) (20) (107) − (404) Pension and medical benefits - retirees − − − (338) − (338) Collective bargaining agreement 2 (2) (1) − − (1) Results on disposal/write-offs of assets 46 (7) (6) (23) − 10 Results of non-core activities 116 (3) 1 3 − 117 Results from co-participation agreements in bid areas 62 − − − − 62 Early termination and changes to cash flow estimates of leases 116 24 3 4 − 147 Losses on decommissioning of areas (31) − − − − (31) Others 292 (8) (64) 151 − 371 Total (304) (329) (83) (321) − (1,037) (*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD). Performance Report 4Q25 I 37 FINANCIAL STATEMENS BY SEGMENT Table 26 - Consolidated assets by business segment – 12.31.2025 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Total assets 155,715 31,891 5,671 32,592 (3,532) 222,337 Current assets 2,424 9,580 356 16,620 (3,532) 25,448 Non-current assets 153,291 22,311 5,315 15,972 − 196,889 Long-term receivables 9,318 3,091 146 13,221 − 25,776 Investments 292 27 171 60 − 550 Property, plant and equipment 141,818 19,053 4,917 2,252 − 168,040 Operating assets 108,424 16,534 4,394 1,568 − 130,920 Assets under construction 33,394 2,519 523 684 − 37,120 Intangible assets 1,863 140 81 439 − 2,523 Table 27 - Consolidated assets by business segment – 12.31.2024 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Total assets 125,551 27,725 5,260 27,289 (4,180) 181,645 Current assets 2,697 9,017 379 13,923 (4,180) 21,836 Non-current assets 122,854 18,708 4,881 13,366 − 159,809 Long-term receivables 7,056 2,217 91 11,246 − 20,610 Investments 299 114 182 64 − 659 Property, plant and equipment 113,761 16,257 4,541 1,726 − 136,285 Operating assets 91,895 14,828 3,936 1,242 − 111,901 Assets under construction 21,866 1,429 605 484 − 24,384 Intangible assets 1,738 120 67 330 − 2,255 Performance Report 4Q25 I 38 FINANCIAL STATEMENS BY SEGMENT Table 28 - Reconciliation of Adjusted EBITDA by business segment – 2025 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Net income (loss) 17,225 1,743 303 45 404 19,720 Net finance income − − − (734) − (734) Income taxes 8,843 978 133 (3,084) 205 7,075 Depreciation, depletion and amortization 11,715 2,701 562 169 − 15,147 EBITDA 37,783 5,422 998 (3,604) 609 41,208 Results of equity-accounted investments (58) 146 (41) 5 − 52 Impairment of assets (reversals), net 1,847 (315) 1 (14) − 1,519 Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments − − − 1 − 1 Results on disposal/write-offs of assets (10) 8 (7) (11) − (20) Results from co-participation agreements in bid areas (237) − − − − (237) Adjusted EBITDA 39,325 5,261 951 (3,623) 609 42,523 Table 29 - Reconciliation of Adjusted EBITDA by business segment – 2024 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Net income (loss) 18,590 1,324 735 (12,598) (446) 7,605 Net finance expense − − − 15,107 − 15,107 Income taxes 9,540 1,084 335 (7,190) (232) 3,537 Depreciation, depletion and amortization 9,292 2,495 557 135 − 12,479 EBITDA 37,422 4,903 1,627 (4,546) (678) 38,728 Results of equity-accounted investments (76) 780 (80) 3 − 627 Impairment of assets (reversals), net 1,244 300 − (13) − 1,531 Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments − − − − − − Results on disposal/write-offs of assets (234) (51) (18) 75 − (228) Results from co-participation agreements in bid areas (259) − − − − (259) Adjusted EBITDA 38,097 5,932 1,529 (4,481) (678) 40,399 Performance Report 4Q25 I 39 FINANCIAL STATEMENS BY SEGMENT Table 30 - Reconciliation of Adjusted EBITDA by business segment – 4Q25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Net income (loss) 3,098 576 191 (1,195) 245 2,915 Net finance expense − − − 2,300 − 2,300 Income taxes 1,605 407 91 (2,148) 125 80 Depreciation, depletion and amortization 3,170 720 152 50 − 4,092 EBITDA 7,873 1,703 434 (993) 370 9,387 Results of equity-accounted investments 16 213 (12) − − 217 Impairment of assets (reversals), net 1,654 (74) − (14) − 1,566 Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments − − − 1 − 1 Results on disposal/write-offs of assets 50 1 3 7 − 61 Results from co-participation agreements in bid areas (125) − − − − (125) Adjusted EBITDA 9,468 1,843 425 (999) 370 11,107 Table 31 - Reconciliation of Adjusted EBITDA by business segment – 3Q25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Net income (loss) 5,167 583 34 190 79 6,053 Net finance income − − − (271) − (271) Income taxes 2,653 292 17 (771) 39 2,230 Depreciation, depletion and amortization 3,228 693 146 44 − 4,111 EBITDA 11,048 1,568 197 (808) 118 12,123 Results of equity-accounted investments (18) (19) − 1 − (36) Impairment of assets (reversals), net − (287) − − − (287) Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments − − − − − − Results on disposal/write-offs of assets (46) 7 6 23 − (10) Results from co-participation agreements in bid areas (62) − − − − (62) Adjusted EBITDA 10,922 1,269 203 (784) 118 11,728 Performance Report 4Q25 I 40 GLOSSARY Glossary A Adjusted cash and cash equivalents: Sum of cash and cash equivalents and financial investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS Accounting Standards. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. Adjusted EBITDA: Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas). Adjusted EBITDA margin: Adjusted EBITDA divided by sales revenues. Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates. C CAPEX – Capital Expenditure: investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs. CAPEX vs. cash Capex: a) Contractual milestones: include payments related to mobilization for the start of asset construction. b) Geology and Geophysics: acquisition and interpretation of seismic data. c) Leases: payments related to leased assets used in projects (e.g., drilling rigs and PLSVs), excluding production units (FPSOs). d) Materials for future fixed asset additions: corresponds to the acquisition of materials for future use in projects. e) Others: adjustment of payment flows for platform construction milestones, considering the mismatch between accrual-based and cash-based and expenses related to projects but not capitalized, such as pre-FID expenditures. f) Signature bonuses: Represents an initial disbursement associated with acquiring the right to explore for and produce oil and natural gas in a given contracted area. Performance Report 4Q25 I 41 GLOSSARY E Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad, with the main aim of supplying our domestic refineries. This segment also operates through partnerships with other companies, including interests in foreign companies in this segment. F Free cash flow: Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS Accounting Standards. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. G Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products. I Investments: Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress. Investments in E&P: In the E&P segment, investment projects are classified as: a) production development; b) exploration and c) others. See the details: a) Production Development (PD) Projects aimed at enabling the production activities of new oil or gas fields, or the revitalization of fields already in production through new production systems and/or onshore facilities. This includes complementary development projects intended to increase the recovery factor in fields with declining production, without the installation of new production systems. Other projects in the Production Development include: asset acquisition projects linked to new production systems; quantitative risk analysis wells in development areas; and investments in the production development of non-operated fields. Performance Report 4Q25 I 42 GLOSSARY b) Exploration (EXP) Exploration projects aim to incorporate oil and gas reserves in a resilient way, from an economical and carbon emission perspective, generating value in the long-term. They are classified into types such as: Geological Interpretation Regional Studies, Block, Discovery Appraisal, Ring Fence (RF), Reservoir Data Acquisition (RDA) and Extended Well Tests (EWT). c) Others Projects required to implement essential infrastructure needed to enable other investment projects, as well as operations. Examples include upgrades to operational infrastructure, scheduled shutdowns, acquisition of capital goods, IT and communications improvements, inspections and pipeline replacements due to SCC-CO₂, new platforms pre-operational costs, among others. L Leverage: Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS Accounting Standards and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity. Lifting Cost: An indicator that represents the lifting cost per barrel of oil equivalent, considering the ratio between production and costs. It includes expenses for the execution and maintenance of production. Costs related to the leasing of third-party platforms, production taxes, and depreciation, depletion, and amortization are not considered in this indicator. Lifting Cost + Leases: An indicator that includes costs related to the leasing of third-party platforms in the calculation of Lifting Cost. Costs related to production taxes and depreciation, depletion, and amortization are not considered. Lifting Cost + Production Taxes: An indicator that includes costs related to production taxes in the calculation of Lifting Cost. Costs related to the leasing of third-party platforms and depreciation, depletion, and amortization are not considered. Lifting Cost + Production Taxes + Leases: An indicator that includes costs related to the leasing of third-party platforms and production taxes in the calculation of Lifting Cost. Costs related to depreciation, depletion, and amortization are not considered. LTM Adjusted EBITDA: Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS Accounting Standards and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity. Performance Report 4Q25 I 43 GLOSSARY N Net Debt: Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS Accounting Standards and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS Accounting Standards. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management. Net Income by Business Segment: The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company. O Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate. R Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production. ROCE: operating profit after taxes / average capital employed, both measured in US$ on a LTM basis Petrobras | Investor Relations www.petrobras.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer